Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
(dollar amounts in thousands of dollars)	2011		2010		2009		2008		2007
Earnings:
Income (loss) before income taxes	$707,234		$352,311		$(3,678,183)		$(296,008)		$22,643

Add: Fixed charges, excluding interest on deposits	97,035		102,969		155,269		351,672		431,320

Earnings available for fixed charges, excluding interest on deposits	804,269		455,280		(3,522,914)		55,664		453,963
Add: Interest on deposits	260,051		439,049		674,101		931,679		1,026,388

Earnings available for fixed charges, including interest on deposits	1,064,320		894,329		(2,848,813)		987,343		1,480,351

Fixed Charges:
Interest expense, excluding interest on deposits	81,004		87,537		139,754		334,952		415,063
Interest factor in net rental expense	16,031		15,432		15,515		16,720		16,257

Total fixed charges, excluding interest on deposits	97,035		102,969		155,269		351,672		431,320
Add: Interest on deposits	260,051		439,049		674,101		931,679		1,026,388

Total fixed charges, including interest on deposits	$357,086		$542,018		$829,370		$1,283,351		$1,457,708

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	8.29	x	4.42	x	(22.69	)x	0.16	x	1.05	x
Including interest on deposits	2.98	x	1.65	x	(3.43	)x	0.77	x	1.02	x